Exhibit 99.1

ERMENEGILDO ZEGNA GROUP TO REPORT
FIRST HALF 2026 FINANCIAL RESULTS ON SEPTEMBER 3, 2026

August 24, 2026 – MILAN — Ermenegildo Zegna N.V. (NYSE: ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or “the Group”) today announced that it will report its financial results for the first half of 2026 on Thursday, September 3, 2026, at 6:30 a.m. ET (12:30 p.m. CET).

A conference call will follow at 8:00 a.m. ET (2:00 p.m. CET) and will also be accessible through a live webcast. Please refer to the details below.

The related press release and presentation will be available on the Investor Relations website within the “Financial Documents” section (ir.zegnagroup.com/financial-documents).

To participate in the call, please dial:
Italy: +39 800 909 780
United States: +1 585 542 9983
United Kingdom: +44 117 389 0104

Meeting ID: 289540920

Webcast link: https://events.q4inc.com/attendee/289540920

An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to seductive elegance with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,200 employees and recorded revenues of €1.92 billion in 2025.

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Contacts

Paola Durante, Chief of External Relations and Sustainability
Alice Poggioli, Investor Relations Director

ir@zegna.com / corporatepress@zegna.com

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